SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment ___)*

JetBlue Airways Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

477143101
(CUSIP Number)

Jesse A. Lynn

Chief Operating Officer

Icahn Capital LP

16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160

(305) 422-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 477143101
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Partners Master Fund LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 14,030,128 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(8)	SHARED VOTING POWER 14,030,228 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 14,030,128 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(10)	SHARED DISPOSITIVE POWER 14,030,228 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,030,228 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.14%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 477143101
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Offshore LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 14,030,228 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 14,030,228 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,030,228 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.14%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 477143101
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Partners LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 19,591,507 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(8)	SHARED VOTING POWER 19,591,507 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 19,591,507 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(10)	SHARED DISPOSITIVE POWER 19,591,507 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,591,507 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.77%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 477143101
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Onshore LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 19,591,507 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 19,591,507 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,591,507 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.77%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 477143101
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Capital LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 33,621,735 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 33,621,735 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,621,735 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 477143101
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

IPH GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 33,621,735 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 33,621,735 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,621,735 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 477143101
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Enterprises Holdings L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 33,621,735 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 33,621,735 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,621,735 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 477143101
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Icahn Enterprises G.P. Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 33,621,735 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 33,621,735 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,621,735 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91%
(14)	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 477143101
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Beckton Corp.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 33,621,735 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 33,621,735 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,621,735 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91%
(14)	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 477143101
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

560 State Street LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 100
	(8)	SHARED VOTING POWER 100
	(9)	SOLE DISPOSITIVE POWER 100
	(10)	SHARED DISPOSITIVE POWER 100
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 477143101
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Carl C. Icahn
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 33,621,735 (includes shares of Common Stock underlying forward contracts. See Item 5)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 33,621,735 (includes shares of Common Stock underlying forward contracts. See Item 5)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,621,735 (includes shares of Common Stock underlying forward contracts. See Item 5)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.91%
(14)	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of the common stock, par value $0.01 per share (the “Common Stock”), of JetBlue Airways Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 27-01 Queens Plaza North, Long Island City, New York 11101.

Item 2.	Identity and Background.

The persons filing this statement are: (i) Icahn Partners Master Fund LP, a Delaware limited partnership (“Icahn Master”); (ii) Icahn Offshore LP, a Delaware limited partnership (“Icahn Offshore”); (iii) Icahn Partners LP, a Delaware limited partnership (“Icahn Partners”); (iv) Icahn Onshore LP, a Delaware limited partnership (“Icahn Onshore”); (v) Icahn Capital LP, a Delaware limited partnership (“Icahn Capital”); (vi) IPH GP LLC, a Delaware limited liability company (“IPH”); (vii) Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”); (viii) Icahn Enterprises G.P. Inc., a Delaware corporation (“Icahn Enterprises GP”); (ix) Beckton Corp., a Delaware corporation (“Beckton”); (x) 560 State Street LLC, an Ohio limited liability company (“State Street”); and (xi) Carl C. Icahn, a citizen of the United States of America (collectively, the “Reporting Persons”).

The principal business address of each of (i) Icahn Offshore, Icahn Partners, Icahn Master, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, and Beckton is 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160, (ii) State Street is 312 Walnut Street, Suite 2000, Cincinnati, OH 45202, and (iii) Mr. Icahn is c/o Icahn Associates Holding LLC, 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160.

Icahn Onshore is the general partner of Icahn Partners. Icahn Offshore is the general partner of Icahn Master. Icahn Capital is the general partner of each of Icahn Onshore and Icahn Offshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of Icahn Partners, Icahn Onshore, Icahn Master, Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and State Street. In addition, Mr. Icahn is the indirect holder of approximately 86% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P., a Delaware limited partnership (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings. State Street is a wholly owned subsidiary of Icahn Master.

Each of Icahn Partners, Icahn Master and State Street is primarily engaged in the business of investing in securities. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Offshore is primarily engaged in the business of serving as the general partner of Icahn Master. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Onshore and Icahn Offshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Mr. Icahn’s present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners and Icahn Master, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment, energy, automotive, food packaging, real estate, home fashion and pharma, and (iii) Chairman of the Board and a director of Starfire Holding Corporation (“Starfire”), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire’s subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Icahn Partners, Icahn Master and State Street acquired the shares of Common Stock and Forwards (as defined in Section 5(a) below) in open market purchases for an aggregate purchase price of approximately $119.75 million. The source of funding for the shares of Common Stock (including the shares of Common Stock underlying Forwards) held by the Reporting Persons was the general working capital of the respective purchasers. The shares of Common Stock held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such shares of Common Stock was obtained through margin borrowing.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their positions in the shares of Common Stock in the belief that they were undervalued and represented an attractive investment opportunity. The Reporting Persons have had, and intend to continue to have, discussions with members of the Issuer's management and board of directors regarding the possibility of board representation.

The Reporting Persons may from time to time and at any time: (i) acquire additional shares of Common Stock and/or other securities and/or instruments (including equity, debt or other securities or instruments) of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (ii) dispose of any or all of their shares of Common Stock and/or other securities and/or instruments of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (iii) enter into swap and/or other derivative transactions with broker-dealers and/or financial institutions counterparties with respect to the securities of the Issuer (or its affiliates) which may be deemed to either increase or decrease the Reporting Persons economic exposure to the value of the shares of Common Stock or other securities of the Issuer); and/or (iv) engage in any other hedging or similar transactions with respect to the shares of Common Stock and/or other securities or instruments of the Issuer.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of February 12, 2024, the Reporting Persons may be deemed to beneficially own, in the aggregate, 33,621,735 shares of Common Stock (including shares of Common Stock underlying Forwards), representing approximately 9.91% of the Issuer’s outstanding shares of Common Stock, based on 339,276,988 shares of Common Stock outstanding as of January 31, 2024, as disclosed by the Issuer in its Form 10-K for the year ended December 31, 2023. Of such shares of Common Stock, 15,894,706 shares of Common Stock may be deemed beneﬁcially owned by the Reporting Persons as a result of their having entered into forward contracts (the “Forwards”) with respect to such number of shares of Common Stock at an average forward price of $4.25 per share, for an aggregate forward price of approximately $67.5 million, plus a ﬁnancing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer.

(b) Icahn Master has sole voting and sole dispositive power with regard to 14,030,128 shares of Common Stock (including shares of Common Stock underlying Forwards). Each of Icahn Offshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, has shared voting power and shared dispositive power with regard to such shares of Common Stock. Icahn Partners has sole voting and sole dispositive power with regard to 19,591,507 shares of Common Stock (including shares of Common Stock underlying Forwards). Each of Icahn Onshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, has shared voting power and shared dispositive power with regard to such shares of Common Stock. State Street has sole voting power and sole dispositive power and shared and shared dispositive power with respect to 100 shares of Common Stock. Each of Icahn Offshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton, Icahn Master and Mr. Icahn, by virtue of their relationships to State Street, has shared voting power and shared dispositive power with regard to such shares of Common Stock

(c) The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of shares of Common Stock or Forwards effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Number of Securities	Price Per Share ($)
Icahn Partners LP	1/26/2024	1,897,854	5.49
Icahn Partners LP	1/29/2024	3,051,962	5.47
Icahn Partners LP	1/30/2024	2,578,445	5.26
Icahn Partners LP	1/31/2024	1,812,866	5.33
Icahn Partners LP	2/1/2024	988,325	5.42
Icahn Partners LP	2/1/2024	384,076 (1)	1.34 (2)
Icahn Partners LP	2/2/2024	1,917,328 (1)	1.45 (2)
Icahn Partners LP	2/5/2024	2,121,849 (1)	1.38 (2)
Icahn Partners LP	2/6/2024	2,004,506 (1)	1.63 (2)
Icahn Partners LP	2/8/2024	737,353 (1)	1.50 (2)
Icahn Partners LP	2/9/2024	1,557,941 (1)	1.61 (2)
Icahn Partners LP	2/12/2024	539,002 (1)	1.84 (2)
Icahn Partners Master Fund LP	1/26/2024	1,360,028	5.49
Icahn Partners Master Fund LP	1/29/2024	2,187,335	5.47
Icahn Partners Master Fund LP	1/30/2024	1,847,883	5.26
Icahn Partners Master Fund LP	1/31/2024	1,299,218	5.33
Icahn Partners Master Fund LP	2/1/2024	703,013	5.42
Icahn Partners Master Fund LP	2/1/2024	275,058 (1)	1.34 (2)
Icahn Partners Master Fund LP	2/2/2024	1,373,101 (1)	1.45 (2)
Icahn Partners Master Fund LP	2/5/2024	1,519,479 (1)	1.38 (2)
Icahn Partners Master Fund LP	2/6/2024	1,435,494 (1)	1.63 (2)
Icahn Partners Master Fund LP	2/8/2024	528,042 (1)	1.50 (2)
Icahn Partners Master Fund LP	2/9/2024	1,115,479 (1)	1.61 (2)
Icahn Partners Master Fund LP	2/12/2024	385,998 (1)	1.84 (2)
560 State Street LLC	01/19/2024	100	4.79

1.	Represents shares of Common Stock to be acquired pursuant to Forwards, which expire on February 1, 2027.
2.	Represents the amount per share of Common Stock that the Reporting Person paid the counterparty to the Forward upon entering into such contract, at an average price of $4.25 per share, for an aggregate forward price of approximately $67.5 million, plus a ﬁnancing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

The disclosure set forth above in Item 4 is hereby incorporated herein by reference.

Forward Contracts

On the relevant dates listed above in Item 5(c), certain of the Reporting Persons entered into Forwards providing for the purchase by such Reporting Persons of an aggregate of 15,894,706 shares of Common Stock at an average forward price of $4.25 per share, for an aggregate forward price of approximately $67.5 million, plus a ﬁnancing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer.

The Forwards do not currently, and will not until such time as the Forwards are exercised (if exercised at all) and shares of Common Stock are received by the Reporting Persons in respect of such Forwards, give any Reporting Persons direct or indirect voting, investment or dispositive control over the shares of Common Stock to which such contracts relate. The Forwards expire on February 1, 2027.

Cash-Settled Equity Swap Agreements

One or more of the Reporting Persons are party to cash-settled equity swap agreements with Nomura Global Financial Products Inc. (the “Broker”) with respect to the shares of Common Stock, with reference prices and maturity dates that vary depending upon the terms of each such cash-settled equity swap agreement. Such cash-settled equity swap agreements, taken together, result in increased economic exposure of the Reporting Persons to changes in the value of the shares of Common Stock during the period that such cash-settled equity swap agreements are in effect, and pursuant to the cash-settled equity swap agreements, either (i) the Reporting Persons will be obligated to pay to the Broker, in cash, a specified amount calculated in accordance with the terms of the applicable cash-settled equity swap agreement, which such amount will be based upon a decrease in value of the shares of Common Stock between the date of the applicable cash-settled equity swap agreement and the maturity date set forth therein or (ii) the Broker will be obligated to pay to the Reporting Persons, in cash, a specified amount calculated in accordance with the terms of the applicable cash-settled equity swap agreement, which such amount will be based upon an increase in value of the shares of Common Stock between the date of the applicable cash-settled equity swap agreement and the maturity date set forth therein.

In addition, one or more of the Reporting Persons may from time to time enter into one or more additional cash-settled equity swap agreements with the Broker, or with other third parties, that result in a further increase in the economic exposure of the Reporting Persons to changes in the value of the shares of Common Stock, or that result in a decrease in the economic exposure of the Reporting Persons to changes in the value of the shares of Common Stock, and which could require either that the Reporting Persons will be obligated to pay to the Broker or other third parties, in cash, or the Broker or other third parties will be required to pay to the Reporting Persons, in cash, an amount based upon a decrease or increase, as applicable, in the value of the shares of Common Stock between the date of the applicable cash-settled equity swap agreement and the maturity date set forth therein.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of the Schedule 13D and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer’s securities used as a reference security, in connection with any call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

1. Joint Filing Agreement of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN CAPITAL LP

IPH GP LLC

By:          /s/ Jesse Lynn

Name: Jesse Lynn

Title: Chief Operating Officer

BECKTON CORP.

By:          /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Vice President

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:          /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Financial Officer

560 State Street LLC

By:          /s/ Jesse Lynn

Name: Jesse Lynn

Title: Chief Operating Officer

/s/ Carl C. Icahn

CARL C. ICAHN

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, $0.01 par value per share, of JetBlue Airways Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 12th day of February, 2024.

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN CAPITAL LP

IPH GP LLC

By:          /s/ Jesse Lynn

Name: Jesse Lynn

Title: Chief Operating Officer

BECKTON CORP.

By:          /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Vice President

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:          /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Financial Officer

560 State Street LLC

By:          /s/ Jesse Lynn

Name: Jesse Lynn

Title: Chief Operating Officer

/s/ Carl C. Icahn

CARL C. ICAHN

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Capital LLC, 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any shares of Common Stock.

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN CAPITAL LP

IPH GP LLC

Name	Position
Icahn Onshore LP	General Partner
Carl C. Icahn	Chief Executive Officer
Jesse Lynn	Chief Operating Officer
Alex Servalis	Chief Compliance Officer
Julie Price	Vice President Operations
Marat Muratov	Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.

Name Position

Icahn Enterprises G.P. Inc. General Partner

ICAHN ENTERPRISES G.P. INC.

Name	Position
Carl C. Icahn	Chairman
Brett Icahn	Director
Alvin B. Krongard	Director
Denise Barton	Director
Nancy Dunlap	Director
David Willetts	Director; President; Chief Executive Officer
Ted Papapostolou Robert Flint	Director; Chief Financial Officer; Secretary Chief Accounting Officer
Steve A. Mongillo	Director
Michael Nevin	Director
Joseph Pacetti	Director of SEC Reporting
Craig Pettit	Vice President of Tax Administration

560 State Street LLC

Name	Position
Icahn Partners Master Fund LP	Sole Member
Jesse Lynn	Chief Operating Officer
Alex Servalis	Chief Compliance Officer
Julie Price	Vice President – Operations
Marat Muratov	Chief Financial Officer
Craig Pettit	Vice President – Taxes

BECKTON CORP.

Name	Position
Carl C. Icahn	Chairman of the Board; President
Ted Papapostolou	Vice President
Rowella Asuncion-Gumabong	Vice President
Hunter Gary	Secretary
Gregory L. Bonyne	Vice President, Taxes
Julie Price	Authorized Signatory
Marat Muratov	Authorized Signatory